ADVANCED PROTEOME THERAPEUTICS CORPORATION (the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A	[ ]

I wish to receive interim financial statements and MD & A	[ ]

COMPLETE AND RETURN THIS FORM TO:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of _______________________________ common shares of the Issuer.

I confirm that I am the REGISTERED owner of _______________________________ common shares of the Issuer.

SIGNATURE OF
SHAREHOLDER:	DATE:
CUSIP:
SCRIP COMPANY CODE: